

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-Mail
W. Scott Wallace
Haynes and Boone LP
2323 Victory Avenue, Suite 700
Dallas, TX 75219

> **Re:** **AeroCentury Corp.**
> **PREC14A filed March 18, 2015**
> **File No. 1-13387**

Dear Mr. Wallace:

We have reviewed the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the PREC14A listed above.

Preliminary Proxy Statement filed March 18, 2015

General

1. Please confirm your understanding (in your response letter) that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

2. If you plan to solicit proxies via Internet chat rooms, indicate which Web sites you plan to utilize in your response letter.

3. Revise the proxy statement and form of proxy to mark both as "preliminary." See Rule 14a-6(e)(1).

4. Generally revise throughout the proxy statement to express statements of opinion or belief as such, rather than presenting them as facts. The following are some non-exclusive examples that should be revised to express as opinions:

- "The Company's recent announcements of new lease transactions failed to ameliorate the situation." (page 4)

- "Ostensibly, the Company has not promulgated long-term strategy for improved financial condition that resonates with stockholders." (page 4)

5. Please provide support for all the factual assertions and figures that appear in the proxy statement. Such support may take the form of references to the applicable periodic report or other document from which such data is taken. It may be provided supplementally, or in the revised proxy statement. As an example of statements tha6t should be supported supplementally only, refer to the following statements on page 4 of the proxy statement:

- "The Company's stock price has traded for several years at a substantial discount to book value…"

- "During 2014, 2013 and 2012, JMC was paid $6,028,900 (net of the $1.2 million waiver discussed below)…"

- "Without such waiver, the Company would have incurred a loss for the quarter."

- "The Company's recent announcements of new lease transactions failed to ameliorate the situation."

Reasons for the Solicitation and Lee G. Beaumont, page 4

6. Revise this section to include a background discussion of your contacts with the Company leading up to the present solicitation, including any prior business dealings with AeroCentury. Alternatively, include such background disclosure in a separate section of the revised proxy statement.

7. Refer to your assertion about the low trading volume of the Company's stock and the corresponding inability of stockholders to "unlock the value of their equity." Explain how you would address this situation if elected to the Board, given that you state that it would be unlikely to be cured "[e]ven if the Company was able to significantly retool its business model." |

8. You state that the Company's stock price has traded at a significant discount to book value "for several years." Revise to specify the specific time frame to which you refer.

9. Provide details of the terms of Mr. Beaumont's proposal to acquire the Company, including the "premium" to which you refer in the second to last paragraph on page 4.

10. On page 5, clarify how specifically Mr. Beaumont would intend to modify the terms of the JMC Agreement before 2018. Also, clarify the reference to "any related arrangements" here.

Proposal 1: Election of Directors, page 7

11. You cite your share ownership as grounds that "my interests are aligned with fellow stockholders." Revise to note however, that since Mr. Beaumont sought to acquire the Company, his interest in paying the least amount possible in such acquisition may conflict with the interests of fellow Company shareholders in that respect.

Additional Information About Me, page 7

12. Expand to provide details about the business and operations of BeauTech Power Systems, LLC and dates for Mr. Beaumont's involvement with that entity.|

13. See our comment above. Clarify what Mr. Beaumont did between 2008 and today.

Annex A – Related Person Transaction, Page A-1

14. See our comment above. Expand to describe all of your prior business dealings with the Company, quantifying any fees received including "certain fees paid by JMC to me in connection with placement of engines with new or renewing lessees."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

                                    Sincerely,

                                    /s/ Christina Chalk

                                    Christina Chalk
                                    Senior Special Counsel
                                    Office of Mergers and Acquisitions